UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13-G

                   Under the Securities Exchange Act of 1934

                           Grange National Banc Corp.
                           --------------------------
                                 Name of Issuer

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   387026107
                                   ---------
                                 (Cusip Number)

                                  SCHEDULE 13G

-------------------------
CUSIP No.  387026 10 7
-------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      |
      |         John W. Purtell
      |         ss# ###-##-####
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |       N/A                                                      (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United Stated Citizen
--------------------------------------------------------------------------------
                                   |  5  |   SOLE VOTING POWER
                                   |     | 52,911 Total of which 5,943 are
                                   |     | shares subject to options exercisable
                                   |     | within 60 days.
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  6  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   0
            WITH                   |-----|--------------------------------------
                                   |  7  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   52,911
                                   |-----|--------------------------------------
                                   |  8  |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |    0
--------------------------------------------------------------------------------
9   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     52,911
--------------------------------------------------------------------------------
10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    |     6.75%
    |
--------------------------------------------------------------------------------
12  |    TYPE OF REPORTING PERSON*
    |      IN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
     (a) Grange National Banc Corp.
     (b) 198 E. Tioga St.
         Tunkhannock, PA 18657

Item 2.
     (a) John W. Purtell
     (b) P.O. Box 82
         Main St.
         LeRaysville, PA 18829
     (c) United States citizen
     (d) Common Stock
     (e) Cusip 387026 10 7

Item 3.
     Not applicable

Item 4.
     (a) 52,911 shares beneficially owned
     (b) 6.75% of class
     (c)

          (i)   52,911
          (ii)  0
          (iii) 52,911
          (iv)  0

Item 5.
     Not applicable

Item 6.
     Not applicable

Item 7.
     Not applicable

Item 8.
     Not applicable

Item 9.
     Not applicable

Item 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                                  /s/ John W. Purtell
                                                  ----------------------------
                                                  John W. Purtell

Date   3/30/2000
     ---------------------------